Trading Symbols (TSX V:LMD; OTC BB: LNGMF)

151 Bloor St West                                       Kenzo Oriental Tower 11K

Suite 703                                                        48 Dongzhimenwai Dajie

Toronto, Ontario                                                    Dongcheng District

Canada M5S 1S4                                                 Beijing 100027 China

Tel :  416.927.7000                                               Tel:  86.10.5160.0689

Fax : 416.927.1222                                              Fax:  86.10.5160.0788

www.lingomedia.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA REPORTS 2006 YEAR END RESULTS

Toronto, Canada, May 7, 2007 - Lingo Media Inc. (TSX-V: LMD; OTC BB: LNGMF) (“Lingo Media” or the "Company") announces its financial results for the year ended December 31, 2006.

The 2006 year-end results compared with 2005, reported in Canadian dollars, are as follows:

	2006	2005
Revenue	$ 1,574,337	$ 906,357
Net loss	$ (748,924)	$ (725,732)
Loss per share	$ (0.03)	$ (0.03)

The Company had a positive cash flow of $285,037 from its operations as compared to ($180,871) for the prior year. The net loss for the year ended December 31, 2006 included non-cash items of $416,125 consisting of amortization of $222,306 and stock-based compensation of $193,819.

In China, Lingo Media continued to focus on its core business of co-publishing English language learning programs for the education market.  In Canada, the Company acquired a controlling interest in A+ Child Development (Canada) Ltd. (“A+”), which distributes educational materials for the pre-school market along with its propriety curriculum on a direct-to-consumer basis.  A+ had reported revenue of $3.1 million in 2006, of which $685,521 was recognized and included in the operations of Lingo Media for the period from October 1, 2006 to December 31, 2006.

The Company operates two distinct business segments:

(i)

English Language Learning: We develop, publish and license book, audio/video cassette, CD-based products and supplemental products for English language learning for the education market in China.

(ii)

Early Childhood Development: We publish and distribute an early childhood cognitive development program educational materials and proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

	English Language Learning	Early Childhood Development	Total
Revenue	$ 894,073	$ 680,264	$ 1,574,337
Cost of sales	132,968	186,309	319,277
Margin	$ 761,105	$ 493,955	$ 1,255,060

Lingo Media's revenue by geographic region is as follows:

	2006	2005
Canada	$ 685,521	$ 17,812
China	888,816	888,545
	$ 1,574,337	$ 906,357

Complete Audited Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2006 are filed on SEDAR and available at www.sedar.com.

Highlights of the year are as follows:

 In China:

•

maintained royalty revenue levels ($894,073 compared to $888,545 for 2005)

•

maintained dominant market share of over 60% of the English language learning textbook market for the primary level through its co-publishing agreement with People’s Education Press, selling its 165 millionth copy

•

signed a co-operation agreement with PPMG - Phoenix Publishing & Media Group, the largest provincial publisher in China with annual revenues exceeding US$1.2 Billion

•

secured co-publishing agreement with Yilin Press (subsidiary of PPMG) marking our expansion into higher education, through the development and launch of the first two levels of Vocational English For College program

•

established an internal marketing department and appointed Director of Marketing, resulting in market expansion into three new provinces

•

expanded in-house product development  team with the return of our Managing Editor, who led the development of a Kindergarten English program and more than ten other new programs in various stages of development

In Canada:

•

acquired a controlling interest (62.33%) in A+ Child Development (Canada) Ltd. and subsequently in March 2007, acquired an additional 8% resulting in 70.33% ownership interest

•

integrated  the operations of A + into Lingo Media

Michael Kraft, President & CEO of Lingo Media, commented on the results, “We launched one new English language learning program for the vocational market – Vocational English For College and have developed the Lingo Kindergarten English program.   At the same time, our content development team has in excess of ten new programs in various stages of development.   With our investment in new programs, we are establishing relationships with new co-publishing partners and planning for incremental royalty revenues during the balance of 2007.  Under our North American Expansion Plan, we completed our first transaction - the acquisition of A+, an innovative Canadian direct-to-consumer early childhood education publisher and distributor.  This acquisition provides us with access to an established direct-to-consumer selling platform.  A+ marks our transformation from our co-publishing royalty business into an integrated publishing and distribution company with increased top-line sales.”

The Company previously announced on May 2, 2007 that it filed a Notice of Default concerning its failure to file its Audited Financial Statements for the year ended December 31, 2006 and Management’s Discussion and Analysis thereon by the filing deadline of April 30, 2007 and requested the Ontario Securities Commission and other Canadian securities regulatory authorities to issue a temporary management cease trade order (“MCTO”) that prohibits directors, officers and insiders of the Company and its subsidiaries from trading in securities of Lingo Media until these documents are filed. The Ontario Securities Commission issued a MCTO earlier today.  As a result of the Company filing these documents today, the temporary MCTO will be rescinded.

About Lingo Media (TSX V:LMD; OTC BB:LNGMF)

Lingo Media is a publisher and distributor of educational programs in China and Canada.

In China, Lingo Media publishes book, audio/video cassette, CD-based and supplemental English language learning programs for students and teachers from pre-school through university. The Company has an established presence in the education market in China with more than 200 million students learning English.  To date, over 165 million units from Lingo Media's library of more than 300 program titles have been published and sold in China.  While Lingo Media remains focused on its royalty-based educational publishing business, it is advancing its China Expansion Plan to establish itself as a distributor of educational print media including books, newspapers and magazines in China.

In Canada, Lingo Media specializes in the field of early childhood cognitive development, through its recent acquisition of A+, which publishes and distributes educational materials along with its proprietary curriculum.  A+ has been operating in Canada for over ten years through its four offices in Calgary, Edmonton, Vancouver and Toronto. Lingo Media plans to introduce A+’s learning system and products to parents of pre-school children in China.

For further information, contact:

Lingo Media

Michael Kraft, President & CEO Tel: (416) 927-7000, ext. 23 Toll Free Tel: (866) 927-7011 Fax: (416) 927-1222 Email: investor@lingomedia.com To learn more, visit www.lingomedia.com

Certain information in this press release, in various filings with Canadian and U.S. regulators, in reports to shareholders and in other communications, include "forward-looking statements" within the meaning of certain securities laws, which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's, Management Discussion and Analysis, Annual Report 20-F and other reports filed with Canadian regulators and the Securities and Exchange Commission.

_____________________________________________________________________________________________________________________

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.